James A. Matarese 617.570.1865 jmatarese@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 6, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mara L. Ransom

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	MTR Gaming Group, Inc.

File No. 005-50735

Schedule 13D filed December 13, 2005

    By DDJ Capital Management, LLC

Dear Ms. Ransom:

This letter is submitted on behalf of DDJ Capital Management, LLC (“DDJ”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of December 29, 2005 to Wendy Schnipper Clayton, General Counsel of DDJ (the “Comment Letter”). For reference purposes, the text of the comment contained in the Comment Letter has been reproduced herein with our response below such comment.

Comment:

We note the recent Schedule 13D that was filed by DDJ Capital Management, LLC even though DDJ Capital Management does not appear to own in excess of 5% of the shares of MTR Gaming Group, Inc. The Schedule 13D expresses DDJ’s belief that “the acquisition proposal submitted by TBR Acquisition Group, LLC…is entirely inadequate and should be swiftly and soundly rejected by the Special Committee of the Board of Directors….” In light of this publicly-disclosed belief, please advise us as to what consideration you have given to the application of Exchange Act Rule 14d-9 to your recommendation that the offer by TBR Acquisition be rejected and why you have not filed your recommendation under cover of Schedule 14D-9.

Response:

DDJ respectfully submits that no filing under cover of Schedule 14D-9 was required in the instant case. DDJ’s letter to the Special Committee was an expression of DDJ’s views to the Special Committee. The letter was not directed to stockholders and did not contain a recommendation or solicitation of stockholders as to whether they should accept or reject any tender offer that might be forthcoming by TBR Acquisition. As such, DDJ’s letter was not a recommendation or solicitation of stockholders of the type that is required to be filed under cover of Schedule 14D-9 as a pre-commencement communication pursuant to Rule 14d-9 of the Exchange Act. DDJ recognizes that communications directed to

Ms. Mara L. Ransom

Securities and Exchange Commission

January 6, 2006

stockholders that contain a recommendation or solicitation of stockholders are required to be filed under cover of Schedule 14D-9. In this regard, DDJ intends to file any future communication that is a recommendation or solicitation of stockholders with regard to a tender offer by TBR Acquisition (or any other person) under cover of Schedule 14D-9 in compliance with Rule 14d-9.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1865 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ James A. Matarese

James A. Matarese, Esq.

cc:	Wendy Schnipper Clayton, Esq.

Joshua McCarthy, Esq.

    DDJ Capital Management, LLC